Christopher J. White
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington D.C. 20549-7010
United States of America

October 2, 2008

Re:         Unilever N.V. and Unilever PLC
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed March 27, 2008
File Nos. 001-04547 and 001-04546

Dear Mr White:

Thank you for your letter dated September 25, 2008. We set out our response to your letter below.

1.	We confirm that we have evaluated our disclosure controls and procedures based on the definition in Exchange Act Rule 13a-15(e).

In this respect we confirm that our disclosure controls and procedures are effectively designed to ensure that information required to be disclosed by us in reports that we file or submit under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to our management, including our Group Chief Executive and Chief Financial Officer to allow timely decisions regarding required disclosure.

We will revise the penultimate paragraph on page 66 of our 2007 20-F filing so that in our 2008 20-F filing the equivalent paragraph will read:

“Based on an evaluation by the Boards, the Group Chief Executive and the Chief Financial Officer concluded that the design and operation of the Group’s disclosure controls and procedures, including those defined in United States Exchange Act Rule 13a-15(e), as at 31 December 2008 were effective, and that subsequently there have been no significant changes in the Group’s internal controls, or in other factors that could significantly affect those controls.”

Unilever hereby acknowledges that:

•	Unilever is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Unilever may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning our response, please contact Michael Smith or Howard Green at +44 207 822 6919 or +44 207 822 6141.

Yours sincerely,

/s/ James A. Lawrence
James A. Lawrence
Chief Financial Officer
Unilever N.V and Unilever PLC